

16003134

STATES
HANGE COMMISSION RECEIVED
Washington, D.C. 20549

SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 55582

Mail Processing
Section

FEB 16 2016

Washington DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/15___ AND ENDING ___12/31/15___

MM/DD/YY   MM/DD/YY 409

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Headwaters BD, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 17th Street, Suite 1725
(No. and Street)

Denver   CO   80202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Stephanie Hawley__   __303-531-4604__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Ave, Suite 400	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Stephanie Hawley_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Headwaters BD, LLC_____, as of __December 31_____, 20__15____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

County of Denver ⎫ S.S
State of Colorado ⎭

_____
Notary Public

_____
Signature

__Controller / Vice President - Finance__
Title

Alejandro Mandujano
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134049038
MY COMMISSION EXPIRES AUGUST 13, 2017

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEADWATERS BD, LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Headwaters BD, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Headwaters BD, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Headwaters BD, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

EKS+H LLLP

EKS&H LLLP

February 10, 2016
Denver, Colorado

HEADWATERS BD, LLC

Statement of Financial Condition
December 31, 2015

Assets

Current assets	
Cash and cash equivalents	$ 4,024,588
Advisory and other fees receivable, net	1,046,496
Prepaid expenses	82,990
Total current assets	5,154,074
Property and equipment, net	158,907
Deposits and other	136,992
Total assets	$ 5,449,973

Liabilities and Member's Equity

Current liabilities	
Accounts payable and accrued expenses	$ 1,752,137
Current portion of deferred rent obligation	65,779
Total current liabilities	1,817,916
Deferred rent obligation, net of current portion	138,380
Total liabilities	1,956,296
Commitments	
Member's equity	3,493,677
Total liabilities and member's equity	$ 5,449,973

See notes to financial statement

HEADWATERS BD, LLC

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Headwaters BD, LLC (the "Company") was formed in December 2005 as a Delaware limited liability company and began operations January 1, 2006. The Company, headquartered in Denver, Colorado, is licensed as a broker-dealer with the SEC and is a registered member of the Financial Industry Regulatory Authority. The Company offers its clients a variety of investment banking services, including mergers and acquisitions, capital raising, and financial advisory services. The Company is engaged in a single line of business as a securities broker-dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company is a wholly owned subsidiary of Headwaters MB, LLC (the "Parent"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated with unaffiliated parties.

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. At December 31, 2015, the amount in excess of federally insured limits was approximately $3,835,000.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers. The Company assesses the financial condition of its customers to reduce credit risk.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, receivables, prepaids, and accrued expenses, approximated fair value as of December 31, 2015 because of the relatively short maturity of these instruments.

Advisory and Other Fees Receivable

Advisory and other fees receivable are non-interest-bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2015, the Company has an allowance against its receivables of $52,380.

HEADWATERS BD, LLC

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is provided utilizing the straight-line method over the estimated useful life for owned assets, which is estimated to be three years, or the related lease terms for leasehold improvements.

Deferred Rent

The Company has entered into an operating lease agreement for its corporate office, which contains provisions for future rent increases, free rent, and landlord-provided leasehold improvements. The Company records monthly rent expense on a straight-line basis. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent obligation, which is reflected as a separate line item in the accompanying statement of financial condition.

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the managing member, and no provision for income taxes has been recorded in the accompanying financial statement.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income Taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statement.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statement was available to be issued. There were no material subsequent events that required recognition or disclosure in the financial statement.

HEADWATERS BD, LLC

Notes to Financial Statement

Note 2 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2015 was $3,000,194, which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.63 to 1 as of December 31, 2015.

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2015:

Furniture and fixtures	$ 55,424
Computer equipment	144,818
Software	4,303
Leasehold improvements	226,019
	430,564
Less accumulated depreciation and amortization	(271,657)
	$ 158,907

Note 4 - Member's Equity

Effective April 5, 2013, the Parent adopted an amended and restated operating agreement (the "Agreement"). The Agreement converted Class A Preferred shares under the prior operating agreement into Class B Common shares. The Agreement converted Class B Preferred shares under the prior operating agreement into Class C Common shares.

The second amended and restated operating agreement included a 2010 Equity Incentive Plan (the "2010 Plan"). The 2010 Plan allowed for the Parent to grant profit interests to employees and affiliates for performing services to or for the benefit of the Company.

The original operating agreement included a 2001 Equity Incentive Plan (the "2001 Plan"), which offered Class B share options. Under the Agreement, the outstanding options from the 2001 Plan allowed holders of the Class B share options to exercise the options for an equal number of Class C Common shares. The converted shares contain the same rights and privileges of the options prior to conversion.

Note 4 - Member's Equity (continued)

Profit Interests

Periodically, the Parent may issue Class A Common shares profit interests to the Company's employees and affiliates. As of December 31, 2015, there were 350,000 Class A Common shares profit interests outstanding.

The profit interests were 100% vested upon issuance and allow the holder to participate in the profits and losses and distributions of the Parent from the date of grant in proportion to their percentage interest. The holder does not receive an initial capital account. The Company determined that the profit interests should be reported as equity instruments; however, a value could not be reasonably estimated at the grant date. Therefore, distributions to the profit interests will be recognized in equity during the year of distribution.

Share Options

As of December 31, 2015, there were 736,041 share options outstanding.

Note 5 - Commitments

Operating Leases

The Company leases office space and facilities under non-cancelable operating leases expiring through December 31, 2018.

Future minimum lease payments under the leases are approximately as follows:

Year Ending December 31,

2016	$	225,836
2017		192,174
2018		195,026
	$	613,036



EKS&H

AUDIT | TAX | CONSULTING



7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member
Headwaters BD, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Headwaters BD, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

Managing Member
Headwaters BD, LLC
Page Two

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

February 10, 2016
Denver, Colorado

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
20*20*******2919****************MIXED AADC 220
053582   FINRA   DEC
HEADWATERS BD LLC
1225 17TH ST STE 1725
DENVER CO 80202-5514
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephanie Hawley
303-531-4604

2. A. General Assessment (item 2e from page 2) — $ _61,948_

   B. Less payment made with SIPC-6 filed (exclude interest) — (_17,727_)
   _7/8/2015_
   Date Paid

   C. Less prior overpayment applied — (_____)

   D. Assessment balance due or (overpayment) · _____

   E. Interest computed on late payment (see Instruction E) for _____ days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $ _44,221_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ _44,221_

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Headwaters BD, LLC
(Name of Corporation, Partnership or other organization)

Stephanie Hawley
(Authorized Signature)

Dated the _25th_ day of _January_, 20 _16_.

Controller / VP- Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 25,789,498

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   (1,009,893)

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):   (322)

       _____

       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
           Code 4075 plus line 2b(4) above) but not in excess
           of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities
            accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions $ 24,779,279

2d. SIPC Net Operating Revenues

2e. General Assessment @ .0025 $ 61,948
                                                                                                        (to page 1, line 2.A.)

.2



EKS&H

AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

Managing Member
Headwaters BD, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying Headwaters BD Exemption Report, in which (1) Headwaters BD, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP

EKS&H LLLP

February 10, 2016
Denver, Colorado

HEADWATERS BD, LLC
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Headwaters BD, LLC is a broker/dealer registered with the SEC and FINRA.

- Headwaters BD, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2015.

- Headwaters BD, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  ▶ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

- Headwaters BD, LLC has met the identified exemption provisions throughout the fiscal year ended December 31, 2015 without exception.

- Headwaters BD, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2015.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: _Stephanie Hawley_
Stephanie Hawley
Controller / VP-Finance



HEADWATERS | BD

**Financial Statement
and
Independent Auditors' Report
December 31, 2015**

This report is deemed A PUBLIC DOCUMENT in accordance with Rule 17a-5(c)(3).